
May 21, 2015

Via E-mail
Mr. James Briscoe
Chief Executive Officer
Liberty Star Uranium & Metals Corp.
5610 E. Sutler Lane
Tucson, Arizona 85712

> **Re:** **Liberty Star Uranium & Metals Corp.**
> **Form Schedule 14A**
> **Filed May 7, 2015**
> **File No. 000-50071**

Dear Mr. Briscoe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal No. 3, page 17

1. We note you are increasing the amount of authorized shares from 1,250,000,000 to 5,000,000,000. We also note your statements that "we have no plans or agreements in place for any financing at this time" and "we have no plans, proposals or arrangements, written or otherwise, at this time, to issue any of the additional available authorized shares of our common stock that would result from the Amendment." Please revise your proxy statement to include the information required by Item 11 of Schedule 14A relating to any planned equity line financing transactions, or tell us why it is not applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Hillary Daniels at (202) 551-3959 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Bernard Pinsky, Esq.
        Clark Wilson LLP